UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific, today announced that enrollment has begun in Boston Scientific’s ATLAS clinical trial. ATLAS is the first trial using Boston Scientific’s new LibertéTM coronary stent as a platform for its paclitaxel-eluting coronary stent system. TAXUSTM LibertéTM will be the next generation to Boston Scientific’s current paclitaxel-eluting coronary stent system, TAXUS™ Express[2]™. The Liberté stent, which has been designed to further enhance deliverability and conformability, particularly in challenging lesions, is currently available in international markets in a bare metal version.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  August 26, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, August 26, 2004

ANGIOTECH PARTNER ANNOUNCES ENROLLMENT OF FIRST PATIENT IN CLINICAL TRIAL FOR NEXT-GENERATION PACLITAXEL-ELUTING CORONARY STENT SYSTEM

Pivotal study will assess safety and efficacy of TAXUS™ Liberté™

VANCOUVER, August 26, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific, today announced that enrollment has begun in Boston Scientific’s ATLAS clinical trial. ATLAS is the first trial using Boston Scientific’s new LibertéTM coronary stent as a platform for its paclitaxel-eluting coronary stent system. TAXUSTM LibertéTM will be the next generation to Boston Scientific’s current paclitaxel-eluting coronary stent system, TAXUS™ Express2™. The Liberté stent, which has been designed to further enhance deliverability and conformability, particularly in challenging lesions, is currently available in international markets in a bare metal version.

Boston Scientific states that the ATLAS trial is a pivotal study to collect data to support regulatory filings for product commercialization. It is designed to assess the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system for the treatment of coronary artery disease. The first patient was enrolled at Washington Adventist Hospital in Takoma Park, Maryland. ATLAS, a global, multicenter clinical trial, is scheduled to enroll 822 patients at 60 sites in the United States, Canada, Australia, New Zealand, Singapore, Hong Kong and Taiwan. Boston Scientific received approval last month from the U.S. Food and Drug Administration to begin the trial.

“I have been impressed by the flexibility and maneuverability of the Liberté stent system,” said Mark A. Turco, M.D., F.A.C.C., Director, Center for Cardiac and Vascular Research, Washington Adventist Hospital, and Co-Principal Investigator for the ATLAS study. “We are hopeful that this new stent design will provide an even better delivery platform for paclitaxel that will allow us to expand the utilization of this therapy to a broader patient base.”

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12